UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2022

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Entry into Securities Purchase Agreement .

We have entered into a securities purchase agreement with an investor under which we are selling 280,000 ordinary shares (“Shares”) to the investor at a price of $8.80, for aggregate proceeds of $2,464,000. The company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”) on October 13, 2022, as a supplement to the Registration Statement on Form F-3 (Registration Statement No. 333- 253866) declared effective on March 15, 2021 (“Registration Statement”) for the sale of these securities.

Origin Agritech Limited, a British Virgin Islands company (the “Company” or “Origin Agritech”), offered the Shares to potential investors at a price of not less than $8.80 per share. The offering was under the prospectus supplement, made on a “self-sell basis,” without engaging any broker-dealer, selling agent or other securities professional or intermediary. The Shares were offered and sold through the efforts of the Chief Executive Officer of the Company, Dr. Gengchen Han, pursuant to a securities purchases agreement entered into with the investor, as negotiated by the Chief Executive Officer and the purchasing investor. The Chief Executive Officer did not receive any commission or other form of compensation from the sale of any Shares. He did not register as a broker-dealer pursuant to Section 15 of the Securities and Exchange Act of 1934 in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer.

The Company has filed to include the listing of the ordinary shares that it sold to the investor under the securities purchase agreement with the Nasdaq Stock Market.

We currently have a sale agreement with Oasis Capital LLC, which generally restricts our sale of ordinary shares in other transactions while placing securities thereunder, except for those that are by means of a private or public offering of our securities if the net proceeds are greater than $2,000,000.

Copies of the securities purchase agreement are filed with the SEC as an exhibit to this Current Report on Form 6-K. The above descriptions of these two agreements above is qualified in its entirety by the filed agreements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: October 13, 2022

Exhibit Index

The following exhibits are filed as part of this Form 6-K

Exhibit No.	Description of Exhibit

4.1	Form of Sales Agreement with the investor and Origin Agritech Limited

99.1	Opinion of Maples & Calder (Hong Kong) in respect of the sale of 280,000 ordinary shares

99.2	Consent of Maples & Calder (Hong Kong) (Included in Exhibit 99.1)

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